Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 3-A-I dated November 21, 2008	Term Sheet to Product Supplement No. 3-A-I Registration Statement No. 333-155535 Dated April 6, 2010; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Floating Rate Notes Linked to the Consumer Price Index due April 28, 2020

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 28, 2020.
  With respect to the Initial Interest Periods (which we expect to be from April 28, 2010 through but excluding April 28, 2011), Interest on the notes will be payable monthly in arrears at a rate equal to 5.00% per annum. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable monthly in arrears at a rate per annum equal to the lesser of (a) the lagging year-over-year change in the Consumer Price Index (“CPI”), as described below in “CPI Rate”, plus 2.08% per annum, which we refer to as the spread, and (b) 8.50%, which we refer to as the maximum Interest Rate. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.
  The notes are designed for investors who seek (a) monthly interest payments that are, for the Initial Interest Periods, fixed at 5.00% per annum, and then for all subsequent Interest Periods are linked to the year-over-year change in the CPI as determined on each Determination Date plus 2.08%, subject to the maximum Interest Rate of 8.50% per annum and the minimum Interest Rate of 0.00%, and (b) full principal protection at maturity. Any payment on the notes is subject to the credit risk of JP Morgan Chase & Co.
  Interest will be payable based on the actual number of days in the Interest Period and an adjusted 365-day calendar year.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 3-A-I, will supersede the terms set forth in product supplement no. 3-A-I.
  The notes are expected to price on or about April 23, 2010 and are expected to settle on or about April 28, 2010.

Key Terms

Maturity Date:	April 28, 2020
Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 × Interest Rate × (the actual number of days in the Interest Period/365).

Interest Rate:

With respect to each Initial Interest Period (which we expect to be from April 28, 2010 through but excluding April 28, 2011), a rate equal to 5.00% per annum. With respect to each Interest Period thereafter, a rate per annum equal to the lesser of (a) the CPI Rate on each applicable Determination Date plus 2.08%, and (b) the maximum Interest Rate of 8.50%. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.

Initial Interest Rate:	5.00% per annum
Initial Interest Period(s):

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding April 28, 2011.

CPI Rate:	For any Interest Period (other than the Initial Interest Periods), the CPI Rate will be calculated as follows:
CPIt - CPIt-12 CPIt-12

where: CPIt is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and
CPIt-12 is the CPI level for the twelfth month prior to the applicable reference month.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.
Determination Dates:

Two business days immediately prior to the beginning of the applicable Interest Period after the Initial Interest Periods. For example, April 26, 2011 (which is two business days immediately prior to April 28, 2011) is the Determination Date of the CPI Rate with respect to interest due and payable on May 28, 2011. On the April 26, 2011 Determination Date, interest will be based on changes between the CPI level in February 2010 and February 2011.

Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest, if any, will be payable monthly in arrears on the 28th calendar day of each month (each such date, an “Interest Payment Date”), commencing May 28, 2010, to and including the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
CUSIP:	48124ALR6

Investing in the Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 3-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 3-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 3-A-I or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $22.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $12.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $22.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. Please see “Plan of Distribution” beginning on page PS-15 of the accompanying product supplement no. 3-A-I.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 6, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 3-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241439/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

1.	Notwithstanding the description of Interest Rate in the accompanying product supplement no. 3-A-I, in no event will the Interest Rate be greater than maximum Interest Rate of 8.50%.

2.

The following sentence will replace the last sentence of the first paragraph under “General Terms of Notes — Payment Upon an Event of Default” in the accompanying product supplement no. 3-A-I:
“In such case, interest will be calculated on the basis of a 365-day year and the actual number of days in such adjusted Interest Period and will be based on the CPI Rate on the Determination Date immediately preceding such adjusted Interest Period.”

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — With respect to the Initial Interest Periods (expected to be April 28, 2010 through but excluding April 28, 2011), a rate per annum equal to 5.00%. With respect to each Interest Period thereafter, a rate per annum equal to the lesser of (a) the lagging year-over-year change in the CPI, as defined in “CPI Rate”, on each applicable Determination Date, plus 2.08%, and (b) the maximum Interest Rate of 8.50%. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%. The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable monthly in arrears on the 28th calendar day of each month (each such date, an “Interest Payment Date”), commencing May 28, 2010, to and including the Maturity Date. Interest will be payable to the holders of record at the close of business on the date that is fifteen (15) calendar days prior to the applicable Interest Payment Date. The monthly interest payments after the Initial Interest Periods are affected by, and contingent upon, the CPI Rate, subject to the maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the immediately following business day.
  INFLATION PROTECTION — After the Initial Interest Periods, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate, plus 2.08%, subject to the maximum Interest Rate of 8.50%. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 3-A-I. Notwithstanding any disclosure therein to the contrary, our special tax counsel is Sidley Austin LLP.  Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments”. We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 3-A-I, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	TS-1

Selected Risk Considerations

  THE AMOUNT OF EACH MONTHLY INTEREST PAYMENT AFTER THE INTEREST PAYMENTS ON THE NOTES DURING THE INITIAL INTEREST PERIODS MAY BE ZERO — You will receive an interest payment for the applicable Initial Interest Period based on a rate per annum equal to 5.00% and for the applicable Interest Periods thereafter, an interest payment based on a rate per annum equal to the CPI Rate, plus 2.08%, subject to the minimum Interest Rate of 0.00% and the maximum Interest Rate of 8.50%. Therefore, if the CPI Rate is less than or equal to -2.08% for any Interest Period, the Interest Rate on your notes for such Interest Period will be equal to zero.
  FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period after the Initial Interest Periods will be equal to the CPI Rate plus 2.08% subject to the maximum Interest Rate which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Determination Date after the Initial Interest Periods, if the CPI Rate plus 2.08% is greater than the maximum Interest Rate of 8.50% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an Interest payment that will not exceed $85.00 per annum prorated on a 365 day basis, regardless of the performance of the relevant CPI Rate, which may be significant. As such, you will not participate in any positive year-over-year change in the CPI beyond 6.42%.
  THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. For example, if interest rates begin to rise, the market value of your notes will decline because the Interest Rate applicable to that specific Interest Period may be less than a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.50% per annum, but a debt security issued in the then current market could yield an interest rate of 5.50% per annum, your note would be less valuable if you tried to sell that note in the secondary market.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the CPI;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    fluctuations in the prices of various consumer goods and energy resources;
    inflation and expectations concerning inflation;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”) and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see “Description of Notes — The Consumer Price Index” in the accompanying product supplement no. 3-A-I.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	TS-2

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2003 to March 2010. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from January 2004 to May 2010 that would have resulted from the historical levels of the CPI presented below, based on the spread of 2.08%, the minimum Interest Rate of 0.00% and the maximum Interest Rate of 8.50% per annum. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

Interest Calculation

Example 1: Since the Interest Period commencing April 28, 2010 has an Interest Rate of 5.00% (due to such Interest Period falling in the Initial Interest Periods), the interest payment per $1,000 principal amount note for the anticipated Interest Period from and including April 28, 2010 to but excluding May 28, 2010 will be $4.11. This monthly interest payment is calculated as follows:

$1,000 × 5.00% × (30/365) = $4.11

The example above is simplified and the calculation is rounded for ease of analysis.

Example 2: If April 26, 2010 were a Determination Date for an Interest Period other than an Initial Interest Period, the hypothetical Interest Rate would be 4.22% per annum, resulting in a hypothetical $3.47 interest payment per $1,000 principal amount note for the hypothetical Interest Period from and including April 28, 2010 to but excluding May 28, 2009. This monthly interest payment is calculated as follows:

$1,000 × 4.22% × (30/365) = $3.47

The Interest Rate of 4.22% per annum is calculated by adding 2.08% to the relevant CPI Rate. The CPI Rate is calculated based on the percent change in the CPI for the one year period from February 2009 (212.193) to February 2010 (216.741) as follows:

CPI Rate =	216.741 – 212.193 212.193	= 2.14% per annum

Adding 2.08% to the CPI Rate of 2.14% results in an anticipated Interest Rate applicable for that month of 4.22% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index	TS-3